Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

August 2, 2017

Jacobs & CH2M:

Delivering Advanced Solutions for a More Connected, Sustainable World

Water Vortex | Australia

CH2M

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (the “Company”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, the Company and Basketball Merger Sub Inc., a wholly owned subsidiary of the Company (“Merger Sub”), the Company intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY

STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Non-GAAP Financial Measures

To supplement the financial results presented in accordance with generally accepted accounting principles in the United States (“GAAP”), we present certain non-GAAP financial measures within the meaning of Regulation G under the Securities Exchange Act of 1934, as amended. These measures are not, and should not be viewed as, substitutes for GAAP financial measures.

Participants in Solicitation

The Company, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of the Company, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This presentation relates to a proposed business combination between the Company and CH2M. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Certain Preliminary Results

This presentation includes certain preliminary results for our third fiscal quarter of 2017. These preliminary results reflect our current estimates for this period based on information available as of the date of this presentation. However, these preliminary results are inherently uncertain. We have not yet closed our books for our third fiscal quarter of 2017 and our independent registered public accounting firm has not completed its review of our results for our third fiscal quarter of 2017. Our actual results may differ materially from these preliminary results due to the completion of our financial closing procedures, final adjustments and other developments that may arise between the date of this presentation and the time the financial results for our third quarter are finalized.

3 JACOBS

Forward-Looking Statement Disclaimer

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this presentation that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1— Business; Item 1A—Risk Factors; Item 3— Legal Proceedings; and Item 7— Management’s Discussion and Analysis of Financial Condition and Results of

Operations, as well as the Company’s other filings with the Securities and Exchange Commission. Neither the Company nor CH2M is under any duty to update any of the forward-looking statements after the date of this presentation release to conform to actual results, except as required by applicable law.

Agenda

Transaction Overview

and Strategic Rationale Steve Demetriou, Chairman & CEO

Advancing our

Profitable Growth Bob Pragada,

President of Buildings & Infrastructure and Industrial

Strategy

Financial Overview Kevin Berryman, EVP & CFO

Integration & Wrap-Up Steve Demetriou, Chairman & CEO

Q&A

Transaction Overview and Strategic Rationale

Kincardine Bridge | Scotland

Jacobs

Right Time, Right Transaction

Strong Foundation at Jacobs

Together, a Compelling Strategic Fit

• Driving accountability through four global Lines of Business (LOBs)

• Rightsized overhead and streamlined footprint – significantly reduced G&A

• Improved project delivery – resulting in record gross margin levels

• Invested strategically in system enhancements, growth initiatives

• Focused on top tier talent development / retention

• Delivers on our strategic blueprint

• Creates world’s premier global solutions provider

• Positions us in targeted high-margin, high-growth industries

• Builds on common cultures and shared values

• Achieves significant financial benefits

Foundation in Place for Transformational Growth

Transaction Overview

Purchase Price $2.85 B Equity Value

Enterprise Value1 / Adj. EBITDA2 – 6.9x

Consideration Mix3 60% Cash / 40% Equity

Pro-forma Net Debt to Adj. EBITDA4 of 1.9x

Synergies Expected Annual Cost Savings of $150 M Significant Upside Revenue Potential

Accretion5 Adj. Cash EPS accretion ~25%

(Year 1 post-close) Adj. EPS Accretion (incl. estimated amortization) ~15%

ROIC >10%

Estimated Close By end of Q1 FY2018

(Subject to Satisfaction of Customary Closing Conditions, Regulatory and CH2M Shareholder Approvals)

1) Equity Value plus CH2M net debt

2) TTM Adj. EBITDA as of March 2017; excludes restructuring charges and Inpex/MOPAC changes in project estimates, and includes full run-rate cost savings

3) Excluding the cash-out and rollover of certain CH2M equity awards

4) TTM Adj. EBITDA excludes restructuring charges and Inpex/MOPAC changes in project estimates

5) Adj. Cash EPS and Adj. EPS exclude transaction and integration costs. Adj. Cash EPS also excludes amortization of intangibles

CH2M at a Glance

Founded Employees

1946 20,000

Industry-leading Design Positions

Wastewater Treatment

#1 Manufacturing Semiconductors

Water Treatment & Desalination

#2 Environment Transportation Water Supply

#3 Design Firm

Program Management / Construction Management

Source: ENR, July 2017

Revenue of $4.4 B6

By Sector By Service Type

Environment &

O&M Nuclear 15% Water

26%

35%

Integrated

12%

Delivery

22%

73%

Transportation 17% Consulting

/ PM

Energy & Industrial

By Client Type By Region

RoW National Middle East

5%

Private Govt 7%

28% 29%

Europe 13%

75% North 43% America State & Local Govt

Strong Momentum Across CH2M Business

- Exited power EPC and transportation design-build
  - MOPAC nearing completion; risk mitigation in place
  - Inpex risk parameters appropriately considered
- Attractive business portfolio - 90% reimbursable services
- Transformed organization taking hold
  - Expanding client-centric focus
  - Significantly improved cost structure
  - Demonstrating step-change profit improvement
- New awards up ~25% during first half of 2017[7]
- Adj. EBITDA through June 2017 of $323 M[4]


Metrolinx Rapid Transit | *Toronto*
CH2M
26
←27
JACOBS

10

Creates A Premier Global Industry Leader

Jacobs Revenue8 Combined Revenue8

$2.3B

$2.6B (21%) (24%)

$10.7 B

$3.0B

$2.9B (28%) (27%)

$3.7 B $4.8 B (24%) (32%)

$15.1 B

$3.3 B

(22%) $3.3 B (22%)

Aerospace & Technology Industrial

Buildings & Infrastructure Petroleum & Chemicals

Strengthens Highest Margin, Highest Growth Business Lines

Jacobs Margin9 Revenue ($B)8

Buildings & $4.8

7.7% $2.3

Infrastructure

Aerospace & $3.7

8.0% $2.6

Technology

3.3% Industrial $2.9 $3.3

Petroleum &

4.7% $3.0 $3.3

Chemicals

Jacobs Revenue Combined Revenue

Common Cultures – Shared Values

Safety Ethics People Growth Client Centric Quality

Embedded in    Culture

Greater Opportunities for Employees – Greater Value for Clients

Sector Strengths Premier Capabilities

Enhanced Value

Sustained Global Leadership in Water Operating Platform

Differentiated Client Solutions Tier 1 Nuclear / Longstanding Client Enviro. Remediation Relationships Industry Leading

+ = Talent Advanced Project Delivery Manufacturing Excellence Accelerated PM/CM on Profitable Growth    Well Capitalized Iconic Projects

Advancing Our Profitable Growth Strategy

Water Canal Pedestrian Bridge | Dubai

CH2M

Advancing Our Profitable Growth Strategy

A&T B&I Industrial P&C

US Gov’t Services Water Life Sciences Downstream

Environmental Transportation Licensed Technologies

Upstream & Midstream Nuclear Aviation Cons. Goods/Adv. Mfg    Weapons Sustainment Highways & Rail Mining & Minerals Telecom Social Infrastructure

Commercial Aero & Auto

Mission Critical

Non-US Gov’t Services Strategic Benefit

Priority growth areas High value niche businesses Maintain position and improve performance

Water

Industry leading position in Water – deployed across strong, global By the Numbers10 operating platform – creates significant growth opportunity $100 B Total Addressable Market

• Scarcity of water driving investments in desalination and water reuse facilities globally – clear areas of combined expertise

• Combined resource depth responds to growing demand – scale matters 4-5% CAGR

• World renowned technical expertise in critical areas positions combined platform for accelerated growth #1 Wastewater Treatment / Sewer & Waste

• Track record of design-build-operate services specifically addresses #2 Water Treatment & Desalination

#3

client demand for cost effective, integrated solutions Water Supply CH2M

Source: ENR Top 500 Design Firms Sourcebook, July 2017

Thames Barrier | London PUB Deep Tunnel Sewage System | Singapore Northern Water Treatment Plant | Denver

CH2M CH2M CH2M

Transportation

Combined Transportation expertise and global delivery platform enhances ability to capture top global opportunities

- Leading, diversified expertise provides clients with end-to-end solutions
- Combined scale specifically addresses public and private infrastructure investment in high growth geographies (US, UK, APAC)
- Global, complex and unique projects serve as catalyst to attract and retain Top Talent

By the Numbers[10]

$300 B Total Addressable Market

4-5% CAGR

Rank (Jacobs / CH2M)	Sector
#2 / #3	Transportation
#2 / #5	Mass Transit & Rail
#2 / #8	Airports

Legend: Jacobs (blue) · CH2M (purple)

Source: ENR Top 500 Design Firms Sourcebook, July 2017



Heathrow Airport Expansion | *London*
Jacobs & CH2M



Metro Rail – Dubai Expo 2020 | *Dubai*
CH2M



FasTracks Program | *Denver*
Jacobs

18

JACOBS

Industrial and Petroleum & Chemicals

World-class clean manufacturing expertise provides market By the Numbers10 differentiation in responding to cyclical customer requirements

• Combination of superior engineering skills with proven construction $200 B Total Addressable Market management of high tech facilities creates end-to-end client solutions

4-5% CAGR

Enhanced position in O&M for Upstream and Midstream growth

#1 / #2 Manufacturing

• Material growth in North American and Middle East midstream sectors #1 Pharmaceuticals / #1 Semiconductors

• Unique oil field services and sustaining presence offering in Alaska #3 / #9 Jacobs

Petroleum

and Western Canada buffers against market cyclicality CH2M

Source: ENR Top 500 Design Firms Sourcebook, July 2017

Biotechnology R&D Manufacturing Facility    | Hungary Integrated Fertilizer Plant | Morocco Syncrude Upgrader | Canada

Jacobs Jacobs Jacobs

Environmental

Premier environmental expertise specifically addresses global demand By the Numbers10 for sustainable and resilient solutions $160 B Total Addressable Market

• A leader with broad and deep environmental capabilities in the industry

• Significant cross-sell opportunity through leverage of Jacobs’ private 4-5% CAGR sector customer base

Jacobs

#2 Environment CH2M

• Together we are positioned to capitalize on dynamic regulatory #2 / #5 Site Assessment & Compliance requirements in both developed and emerging geographies Source: ENR Top 500 Design Firms Sourcebook, July 2017

Gowanus Canal | New York Kingston Fossil Plant Recovery | Tennessee, US Pasco County Wetlands | Florida, US

CH2M Jacobs CH2M

Nuclear

Combined platform achieves Tier 1 global supplier status in Nuclear By the Numbers10 space and positions us for global growth $145 B Total Addressable Market

Strong program and project delivery offering in global nuclear space

Combination of environmental and nuclear skillsets allows us to 2-3% CAGR enhance position with US Department of Energy

Tier 1

Proven delivery in UK nuclear decommissioning and nuclear new-build Global supplier provides catalyst for global expansion

Idaho Cleanup Project – DOE | Idaho, US Magnox Hunterston Decommissioning Site | Scotland Hanford Plateau Remediation – DOE | Washington, US

CH2M Jacobs | © Magnox Limited CH2M

Jacobs + CH2M Creates Global Design Leader

Global Design Revenues11

10

10.0

7.4

$B 5 6.4

5.0 4.8

3.7 3.6

3.3 3.0

2.7 2.6

0

Jacobs + CH2M AECOM Jacobs WSP SNC + Arcadis CH2M Fluor Stantec Worley Wood + Atkins Parsons Amec FW

Source: ENR, July 2017

Financial Overview

Panama Canal Expansion | Panama

CH2M

Delivers on our Profitable Growth Strategy and M&A Framework

Focus Areas

High Growth Sectors	Water, Transportation, Environmental, Nuclear
Superior Technical Expertise	Track record of innovation, advanced technical skillset and leader in iconic projects
Leading Positions	Water, Transportation, Environmental, Tier 1 Nuclear, PM/CM, Advanced Manufacturing

Financial Expectations

Cost Synergies	$150 M per year
Double-digit ROIC	>10%
Strong IRR and NPV	>14% and >$4 B Total Expected Value
Accretive to EPS in first full year post-close[5]	Adj. Cash EPS Accretion ~25% Adj. EPS Accretion ~15%

24

JACOBS

Rigorous Integration Approach Drives Significant Synergy Realization

$150 M

Annual Cost Synergies Identified Additional Cost & Cash Opportunities

Real Estate: Significant co-location and consolidation opportunities • Project delivery excellence

• Utilization of high value service centers Corporate: Optimize corporate operations • Working capital improvement

Business: Align organizational structures Significant Upside Revenue Synergies

Procurement: Implement best practices across non-labor spend

IT Systems: Consolidate systems and migrate to common platforms

Full run-rate savings realized by end of Year 2

(non-recurring costs-to-achieve of ~$225 M)

Proven Ability to Deliver Cost Savings and Enhanced Returns

Industry Leading Low-Risk Profile Remains Intact

• Exited Power EPC and Transportation Jacobs Risk Profile Combined Risk Profile Design-Build

18% 15%

– Focus area of due diligence

– Confirmed exit of past problem businesses

– Economics fully considered in transaction value

• Remaining portfolio now represents similar risk 82% profile to Jacobs

CH2M Risk Profile 85%

– Detailed diligence on balance of project portfolio 10%

– Combined strength in key industries to drive greater revenue stability

– Increased position in government and longer-term, stable contracts

90%

Fixed Price Reimbursable

Thames Tideway—Lee Tunnel | London

CH2M

Transaction Financing

• Consideration mix of 60% Cash / 40% Equity3

• Total funding requirement of $2.4 B (including payoff of CH2M debt)

– Combination of existing cash and revolver capacity

– New, committed $1.2 B three-year term loan

• Post-close liquidity $900 M

• Investment grade profile remains firmly in place; pro-forma net debt to Adj. EBITDA4 at 1.9x

• Post-acquisition, CH2M shareholders to own 15% of JEC outstanding shares

Balance Sheet Remains Strong Post-Close

Integration & Wrap-up

National Western Center | Denver

CH2M

Committed to Successful Integration

• Leveraging integration lessons learned

– Evaluated transactions over past 10 years

– Capturing opportunities / mitigating challenges

• Proven discipline in delivering cost savings

– Strong accountability, processes, systems and tools in place

• Focusing on critical success factors

– Retain talent and build on common cultures

– Ensure base business performance

– Enhance and deliver cost and growth synergies

• Realistic about level of effort and timeline

• Transparent communication on progress

Ready, Able and Confident to Execute

Comprehensive, Focused and Disciplined Approach

• Joint Integration Management Office (IMO)

– Full-time integration leaders and teams

– Experienced hands-on leadership across all business lines

– External advisors with proven transformational integration expertise

Gary Mandel Lisa Glatch

Executive VP Executive VP

• Early capture of ‘hearts and minds’ Jacobs CH2M

• Ensure adoption of best practices

• Accountability and transparency

– Rigorous integration process and cadence

– Executive Steering Team reviews

– High engagement with Board of Directors

Capture Synergies While Minimizing Disruptions to Ongoing Business

Compelling Strategic Combination: Creates Significant Shareholder Value

Creates a world premier global solutions provider

1 • Delivers enhanced, differentiated value proposition for clients through end-to-end solutions

• Bolsters portfolio quality, stability and diversity

• Preserves attractive low-risk portfolio profile

Positions us in targeted high growth areas

2 • Enhances leadership position: Water, Transportation, Environmental and Nuclear

• Provides scale in target industries and geographies

Builds on common cultures and shared values

3 • Dynamic, engaging and entrepreneurial cultures

• Focus on Safety, Ethics, Sustainability, Client Centricity, Performance Excellence, and Growth

Significant expected financial benefits

4 • Accelerates ability to achieve 2019 margin, ROIC and growth targets

• Significantly accretive to Adj. EPS12 in the first full year post-close

• Identified cost synergies of $150 M per year

• Enterprise Value1 / Adj. EBITDA2 multiple of 6.9x

Jacobs & CH2M:

Delivering Advanced Solutions for a More Connected, Sustainable World

London Olympics | UK

CH2M

Compelling Strategic Combination

1 Creates a world premier global solutions provider

2 Positions us in targeted high growth areas

3 Builds on common cultures and shared values

4 Significant expected financial benefits

Creates Significant Shareholder Value

Consolidated Footnotes

1) Equity Value plus CH2M net debt

2) TTM Adj. EBITDA as of June 2017; excludes restructuring charges and Inpex/MOPAC changes in project estimates and includes full run-rate cost savings

3) Excluding the cash-out and rollover of certain CH2M equity awards

4) TTM Adj. EBITDA excludes restructuring charges and Inpex / MOPAC changes in project estimates

5) Adj. Cash EPS and Adj. EPS exclude transaction and integration costs. Adj. Cash EPS also excludes amortization of intangibles

6) TTM Revenue pro-forma for the deconsolidation of CNEA JV, a large nuclear project in a consolidated Canadian JV

7) Gross Profit

8) Jacobs Revenue and Combined Revenue for TTM ended FY17 Q2

9) TTM Operating Profit as percentage of Revenue as of FY17 Q2

10) Cumulative 2017-2021; based on internal assessment and third-party research

11) Excludes Power Cons. Corp. of China ($7.3), China Comm. Constr. Group ($4.2), and China Energy Engineering Corp. ($6.2) 12) Adj. EPS excludes transaction and integration costs